                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

                                (AMENDMENT NO. 3)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    Davidson Diversified Real Estate I, L.P.
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer))

                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                     Davidson Diversified Properties, Inc.
                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                      (Names of Filing Persons - Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000



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



                            Calculation of Filing Fee

Transaction valuation*                            Amount of filing fee
----------------------                            --------------------
$21,603.72                                               $ 1.75


* For purposes of calculating the fee only. This amount assumes the purchase of 431.04 units of limited partnership interest of the subject partnership for $50.12 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1.75               Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed:   November 12, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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



                         AMENDMENT NO. 3 TO SCHEDULE TO


         This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule TO"), relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate I, L.P., a Delaware limited partnership (the "Partnership"), at a price of $50.12 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 12, 2003, and in the related Letter of Transmittal (which, together with the Revised Litigation Settlement Offer and any additional supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Item 2(a) of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 15. Certain Information Concerning Your Partnership" in the Revised Litigation Settlement Offer attached hereto, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTIONS.

         Item 4(a) of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 1. Terms of the Offer; Expiration Date" and "--Section 19. Conditions to the Offer" in the Revised Litigation Settlement Offer attached hereto, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5(a) and (b) of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 11. Background and Reasons for the Offer" in the Revised Litigation Settlement Offer attached hereto, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6(a), (c)(1) - (7) of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 7. Effects of the Offer" and "- Section 11. Background and Reasons for the Offer" in the Revised Litigation Settlement Offer attached hereto, is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11(b) of the Schedule TO is amended and supplemented as follows:

         The information set forth in the Revised Litigation Settlement Offer and the related Letter of Transmittal attached hereto, is incorporated herein by reference.


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
ITEM 12. EXHIBITS.

                  Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(6)   Revised Litigation Settlement Offer dated December 18, 2003.

         (a)(7)   Letter of Transmittal and related Instructions.

         (a)(8)   Letter from AIMCO OP to the Limited Partners.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 13 of the Schedule TO is amended and supplemented as follows:

         The information set forth under "The Litigation Settlement Offer -
Section 7. Effects of the Offer," "- Section 11. Background and Reasons for the Offer" and "--Section 12. Position of the General Partner of Your Partnership With Respect to the Offer" in the Revised Litigation Settlement Offer attached hereto, is incorporated herein by reference.



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


                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  December  17, 2003
                                        AIMCO PROPERTIES, L.P.

                                        By:   AIMCO-GP, INC.
                                              Its General Partner


                                        By:   /s/ Patrick J. Foye
                                              -------------------------------
                                              Patrick J. Foye
                                              Executive Vice President

                                        AIMCO-GP, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        DAVIDSON DIVERSIFIED PROPERTIES, INC.


                                        By:  /s/ Patrick J. Foye
                                             -------------------------------
                                             Patrick J. Foye
                                             Executive Vice President




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


                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------
(a)(6)         Revised Litigation Settlement Offer dated December 18, 2003.

(a)(7)         Letter of Transmittal and related Instructions.

(a)(8)         Letter from AIMCO OP to the Limited Partners.



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